BONTAN CORPORATION INC.

47 Avenue Road, Suite 200

Toronto, Ontario, Canada M5R 2G3

T:  416-929-1806

F:  416-361-6228

W:  www.bontancorporation.com

August 10, 2005

Jill S. Davis

Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

USA

By fax sent to Jennifer Goeken – Division of Corporate Finance

Dear Jill S. Davis:

RE:  BONTAN CORPORATION INC. – Form 20-F for fiscal year ended March 31, 2004 filed on August 30, 2004 (file no. 030314)

We refer to your letter of August 2, 2005 providing comments on our company’s Form 20-F as above.

We attach a table showing our responses to your comments in the same order.

We will file an amended form 20-F on EDGAR once all your comments are cleared.

We also enclose an acknowledgement statement as required.

We believe that the technical matters that are discussed in the enclosed responses would not result in any major misstatement or misinterpretation of the information included in the fiscal 2004 financials and Form 20-F.  We therefore urge that no restatement of fiscal 2004 financials is necessary at this point.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/Kam Shah

Chief Executive Officer

BONTAN CORPORATION INC.

Form 20-F for fiscal 2004

Responses to the comments in the SEC letter dated August 2, 2005

File No. 0-30314

Attachment to our letter of August 10, 2005

SEC Comment No.	Bontan Responses – Changes in bold	Where to find

1	Auditors report covering the fiscal years 2003 and 2002 is included in the amended 20-F	Revised 20-F
2

Net loss per share disclosure was revised as required in fiscal 2005 financials.

In our opinion presentation of net loss and of number of shares pre-split appearing in the consolidated statement of operation and consolidated statement of shareholders equity respectively is sufficiently explained so as to avoid any misrepresentation.

We therefore request that no amendment be made in the financials included in 20-F given that information is now dated and amended information would not add significant value to the usefulness of the financials for investors.

3

Presenting a sub-total that includes net loss and after items not affecting cash is common practice in Canadian financial reporting.  Please see examples of cash flow statement extracted from the filings of two of the prominent Canadian companies – Magna International Inc. and Dofasco Inc., which substantiate our statement.  Further, CICA’s Guide to Canadian Financial Reporting (Paragraph 12-103) provides an example of a cash flow statement with a sub-total including net income and items not affecting cash.

We therefore request that no further amendment to the financials be required in respect of this matter.

Copies of consolidated statements of cash flow re: Magna International Inc. for the year ended December 31, 2004 and of Dofasco Inc. for the year ended December 31, 2004 (enclosures 1 and 2)
4

Wordings have been revised in fiscal 2005 financials.

Since no stock options were granted in fiscal 2004, 2003, and 2002, we believe that the note as it appears in fiscal 2004 financials included in 20-F would not result in any misrepresentation or errors in the reported information and request that no further amendment to the financials be required in respect of this matter.

5

Amount due from the director comprised a personal loan taken by Kam Shah, then the Chief Financial Officer on February 4, 2004.  The Chief Executive Officer approved the loan.  The loan was payable on demand and carried no interest and was fully settled on March 31, 2005.

6	Required reconciliation of the advance account is enclosed with this response.	Enclosure 3

BONTAN CORPORATIO INC.

Form 20-F for fiscal 2004

Response to the comment no. 6 in the SEC letter dated August 2, 2005

File No.  0-30314

On July 9, 2004, the Company converted its advances given to a non-related entity for the purpose of acquiring an indirect participation interest in an oil exploration project of Papua New Guinea (a) 15,262 shares of Interoil Corporation and (b) the balance into .75% indirect participation interest in the said project as per the terms of the IPI agreement.

	Advance	Oil exploration project in Papua New Guinea	Gas exploration project in Louisiana	Total advances/investments	Shares in Interoil	Total
Balance as at March 31, 2004	2,530,353	-	-	2,530,353		2,530,353
Conversion as explained above	(2,530,353)	2,161,986		(368,367)	368,367	-
Funds invested in new project			204,600	204,600		204,600
Net changes in investment due to sales and translation gains/losses	-	-	-	-	(90,771)	(90,771)

Balance as at December 31, 2004	$-	$ 2,161,986	$204,600	$2,366,586	$277,596	$2,644,182

Endnotes

Enclosure 3 to our responses